Exhibit 3.1

Amendments to Bylaws

        -          Article II is amended and replaced in its entirety by the following:

“ARTICLE II

NUMBER OF DIRECTORS

The board of directors of this corporation shall consist of thirteen (13) directors.”

        -       Section 4.2 is amended and replaced in its entirety by the following:

“Section 4.2.   Number, Tenure and Qualification.  The number of directors set forth in Article II of these bylaws may be increased or decreased from time to time by amendment to or in the manner provided in these bylaws.  No decrease, however, shall have the effect of shortening the term of any incumbent director unless such director resigns or is removed in accordance with the provisions of these bylaws.  The directors shall hold such terms as set forth in the articles of incorporation.  In all cases, directors shall serve until their successors are duly elected and qualified or until their earlier resignation, removal from office or death.  Directors need not be residents of the state of Washington or shareholders of the corporation.”